SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Cellular Communications, Inc.
                                (Name of Issuer)

           Series A Redeemable Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    150917102
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,283,207 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,283,207 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,283,207 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 6.2%

14.      Type of Reporting Person: PN


- ----------------------------
(1) The shares were purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(2)      Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,606,700 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,606,700 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,338,022 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 10.9% (3)

14.      Type of Reporting Person: PN

- ----------------------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.

(2) Assumes conversion of $50,436,000 principal amount of the Issuer's 0% Convertible Debentures due July 27, 1999 into 731,322 shares of Series A Redeemable Common Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 21,509,017 shares of Series A Redeemable Common Stock outstanding, which number includes shares of Series A Redeemable Common Stock that may be acquired by the Reporting Persons upon conversion of the Issuer's 0% Convertible Debentures due July 27,
                  1999.

1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only

4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 362,500 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 362,500 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         362,500

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

                                                           /   /

13.      Percent of Class Represented by Amount in Row (11): 1.7%

14.      Type of Reporting Person: BD

- ----------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.

              Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend the Schedule 13D Statement of HBK Investments L.P. dated April 8, 1996, as amended by Amendment No. 1 dated May 7, 1996 and Amendment No. 2 dated June 24, 1996 (the "Schedule 13D"), relating to the Series A Redeemable Common Stock, par value $0.01 per share, of Cellular Communications, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety to read as follows:

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase shares of the Common Stock and the Issuer's 0% Convertible Debentures due July 27, 1999 ("Debentures") are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)(2)         $  67,303,869 (3)

         Main Street         Working Capital
                             and Other (1)            $  124,795,197 (3)(4)

         Finance             Working Capital
                             and Other (1)            $  19,303,250 (3)

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc. and Prime Dealer Services Corp. as margin loans to acquire the Common Stock and the Debentures, and the remainder was obtained from Working Capital.

         (2) The shares of the Common Stock were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares of Common Stock.

         (3) This figure represents the total amount expended by such person in purchasing the Common Stock and the Debentures, as applicable, reported herein.

         (4) Of such amount, $83,567,078 was used to purchase shares of Common Stock and $41,228,119 was used to purchase Debentures.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) - (c) is hereby amended in its entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement, Investments may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 1,283,207 shares of the Common Stock, which constitutes approximately 6.2% of the outstanding shares of the Common Stock.

         The aggregate number of shares of the Common Stock that Main Street owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,338,022, which constitutes approximately 10.9% of the 21,509,017 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         The aggregate number of shares of the Common Stock that Finance owns beneficially is 362,500, which constitutes approximately 1.7% of the outstanding shares of the Common Stock.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 1,283,207 shares of the Common Stock, which constitutes approximately 6.2% of the outstanding shares of the Common Stock.

         Each of (1) Fund, as sole general partner of each of Main Street and Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,700,522 shares of the Common Stock, which constitutes approximately 12.6% of the 21,509,017 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 3,983,729 shares of the Common Stock, which constitutes approximately 18.5% of the 21,509,017 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Pursuant to an Investment Management Agreement, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,283,207 shares of the Common Stock.

         Acting through its general partner, Fund, Main Street has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,606,700 shares of the Common Stock.

         Acting through its general partner, Fund, Finance has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 362,500 shares of the Common Stock.

         Controlling Persons

         Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,283,207 shares of the Common Stock.

         Acting through its general partner, Capital, and in its capacity as the general partner of each of Main Street and Finance, Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,969,200 shares of the Common Stock.

         Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,969,200 shares of the Common Stock.

         Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,969,200 shares of the Common Stock.

         In its capacity as the general partner of Partners I, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,969,200 shares of the Common Stock. In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,283,207 shares of the Common Stock.

         Managers

         In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,252,407 shares of the Common Stock.

         (c)

         Since the most recent filing on Schedule 13D, the Reporting Persons have purchased and sold shares of the Common Stock in over-the-counter transactions on NASDAQ, as follows:

                             NUMBER OF SHARES
                               PURCHASED (P)          PRICE PER
ITEM 2 PERSON      DATE         OR SOLD (S)             SHARE

Main Street        06/25/96        3,600 (P)          $ 53.06
Investments (1)    06/25/96        4,000 (P)            53.13
Investments (1)    06/25/96        2,400 (P)            53.06
Finance            06/25/96        6,000 (P)            53.13
Main Street        06/26/96        1,600 (P)            52.75
Investments (1)    06/26/96        1,100 (P)            52.75
Main Street        06/27/96        1,100 (P)            52.88
Main Street        06/27/96        1,000 (P)            53.00
Investments (1)    06/27/96       10,000 (P)            53.00
Investments (1)    06/27/96        4,000 (P)            53.00
Investments (1)    06/27/96        4,000 (P)            53.00
Investments (1)    06/27/96          700 (P)            52.88
Investments (1)    06/27/96          741 (P)            53.00
Finance            06/27/96       15,000 (P)            53.00
Finance            06/27/96        6,000 (P)            53.00
Finance            06/27/96        6,000 (P)            53.00
Main Street        06/28/96        3,000 (P)            52.94
Main Street        06/28/96          100 (P)            52.75
Investments (1)    06/28/96       55,600 (P)            53.00
Investments (1)    06/28/96        2,000 (P)            52.94
Investments (1)    06/28/96           50 (P)            52.75
Finance            06/28/96       83,500 (P)            53.00
Investments (1)    07/01/96        4,000 (P)            53.00
Finance            07/01/96        6,000 (P)            53.00

(1) The shares of Common Stock were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         In addition, in the past 60 days, the Reporting Persons have purchased and sold Debentures in over-the-counter transactions on NASDAQ, as follows:

                              FACE AMOUNT
                             OF DEBENTURES
                             PURCHASED (P)            PRICE PER $100
ITEM 2 PERSON      DATE       OR SOLD (S)              FACE AMOUNT

Main Street      06/21/96    $ 11,700,000 (P)         $ 80.75
Finance          06/21/96      11,700,000 (S)           80.75

         (d) - (e)

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No material change.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     July 2, 1996



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer



                                  HBK FINANCE L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

99.2 Authorization Certificate for HBK Investments L.P., previously filed as Exhibit A.

99.3 Authorization Certificate for HBK Main Street Investments L.P., previously filed.

99.4 Authorization Certificate for HBK Finance L.P., previously filed.